10:22 PURITAN-BENNETT SHAREHOLDER PROPOSES SALE OF COMPANY

NEW YORK, Dec. 28 /PRNewsire/ -- Kenneth Steiner today announced he has filed with the Secretary of Puritan-Bennett Corporation
(Nasdaq-NNM: PBEN), for inclusion in the company's proxy statement for its 1995 annual meeting, the following shareholder proposal calling for a sale of the Company.

"RESOLVED, that the stockholders of Puritan-Bennett Corporation (the "Company") recommend that the Board of Directors of the Company immediately commence an auction process to sell the Company to the highest qualified bidder, subject to a minimum bid of $24.50 in cash per share, and that the Board of Directors report to stockholders periodically on the progress of the sale process."

Mr. Steiner's proposal is supported by Dickstein Partners Inc., which has agreed to reimburse Mr. Steiner for his expenses. In a related development, Dickstein Partners indicated that it is seriously contemplating nominating a slate of directors for election to the Puritan-Bennett board unless before the nomination deadline Puritan-Bennett has entered into a definitive agreement to sell the company. Dickstein Partners is a New York-based investment firm.

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